UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)
DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Form of Letter from Ray Smets, Vice President of Worldwide Sales, to Customers
Date ________
Customer Name
Customer Company X
Street Address
City, State Zip
Dear Name:
As a valued customer of Packeteer, I would like to provide you additional information regarding the proposed acquisition of Packeteer by Blue Coat.
This transaction joins two of the strongest-performing companies in the WAN optimization space, and the combined company will give Blue Coat leadership and the most comprehensive WAN optimization platform in the industry. Together, we will provide customers with a clear, compelling choice to standardize on the strongest, most complete portfolio of products and services.
We are pleased to join the Blue Coat team, and feel this is a perfect fit from a product, market, and cultural perspective. This combination accelerates our own plans to better serve our customers by offering a broader product line and the strength of two great organizations to ensure future development of the industry’s most innovative product suite.
The transaction is expected to close by the end of the second calendar quarter, and we intend to integrate the sales forces after the close—one account manager to represent all products. In the meantime, we will continue to have separate account management and ask you to work with your current Blue Coat or Packeteer account management and support contacts.
I am proud that you are a customer of Packeteer. You are an important asset to our company, and your satisfaction with our work continues to be top priority. I look forward to building a long and successful relationship with you as we enter the next phase of our company’s growth. We are committed to providing you with information as we finalize this transaction. Please contact your sales representative who will be happy to answer any concerns or questions you may have.

Sincerely, Ray Smets Vice President of Worldwide Sales, Packeteer

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Packeteer’s equity securities (“Shares”). The proposed tender offer by Blue Coat Systems (the “Offer”) has not yet been commenced. On the commencement date of the Offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, mailed to record holders of the Shares and made available for distribution to beneficial owners of the Shares. The solicitation of offers to buy Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Packeteer will file a solicitation/recommendation statement with the SEC in connection with the Offer and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger following the Offer. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related documents without charge from the SEC’s Website at www.sec.gov or by directing a request to Packeteer, Inc., Attention: Chief Financial Officer, 10201 North De Anza Blvd., Cupertino, California 95014, Telephone No. (408) 873-4400.

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